Exhibit 99.1

ENTERA BIO ANNOUNCES MANAGEMENT CHANGES

BOSTON, Massachusetts & JERUSALEM, Israel (August 10, 2020) – Entera Bio Ltd. (NASDAQ: ENTX), a leader in the development of orally delivered large molecule therapeutics, announced today that its Board of Directors has appointed Roger Garceau as Interim Chief Executive Officer, effective immediately. Dr. Garceau will succeed Chief Executive Officer and Board Member Adam Gridley, who has resigned from the company to pursue a new opportunity. Dr. Garceau will continue to serve as a Director of Entera Bio.

“I look forward to working with the talented team at Entera as interim CEO to ensure that the EB613 development program remains on track and that we continue to advance our pipeline, including the selection of a formulation of EB612 that we intend to move into a Phase 2b or Phase 3 pivotal clinical trial. With several important data readouts for the Company over the coming months, including the final Phase 2 data from the EB613 Phase 2 trial in the first half of 2021, as well as numerous potential business development opportunities for our platform technology, I am excited to join the management team,” said Dr. Garceau.

Dr. Garceau is a seasoned pharmaceutical executive with more than 30 years of industry experience and has served as a Director of the Company since March 2016 and as Chief Development Advisor since December 2016. Prior to joining Entera, Dr. Garceau served as Chief Medical Officer and Executive Vice President of NPS Pharmaceuticals, Inc. (NPS), since December 2008 and January 2013 respectively, until February 2015, when NPS was acquired by Shire plc. Prior to his time at NPS, Dr. Garceau served in several managerial positions Sanofi-aventis and Pharmacia Corporation. Dr Garceau has been a non-executive director of Enterome SA since December 2016. He is a board-certified pediatrician and is a Fellow of the American Academy of Pediatrics. Dr. Garceau holds B.S. in Biology from Fairfield University in Fairfield, Connecticut and an M.D. from the University of Massachusetts Medical School.

“On behalf of the Board, I would like to thank Adam for his contributions and am excited that Roger is assuming the role of CEO. Roger’s background, including his experience with oral parathyroid hormone (PTH 1-34), makes him uniquely qualified to lead the Company at this exciting time. With EB613 Phase 2 data on the horizon and the results of our recently completed market research which demonstrated the clear unmet need for oral therapies that may offer osteoporosis patients a more convenient, needle free alternative to the current injectable products currently available, this is a very exciting time for the Company,” stated Gerald Lieberman, Entera’s Chairman of the Board.

About Entera Bio

Entera is a leader in the development of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s proprietary, oral drug delivery technology is designed to address the technical challenges of poor absorption, high variability, and the inability to deliver large molecules to the targeted location in the body through the use of a synthetic absorption enhancer to facilitate the absorption of large molecules, and protease inhibitors to prevent enzymatic degradation and support delivery to targeted tissues. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism are in Phase 2 clinical development. Entera also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has established a collaboration with Amgen Inc. For more information on Entera Bio, visit www.enterabio.com.

Forward Looking Statements

Various statements in this release are “forward-looking statements” under the securities laws. Words such as, but not limited to, “anticipate,” “believe,” “can,” “could,” “expect,” “estimate,” “design,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “target,” “likely,” “should,” “will,” and “would,” or the negative of these terms and similar expressions or words, identify forward-looking statements. Forward-looking statements are based upon current expectations that involve risks, changes in circumstances, assumptions and uncertainties. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.

Important factors that could cause actual results to differ materially from those reflected in Entera’s forward-looking statements include, among others: unexpected changes in our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates; a possible suspension of the Phase 2 clinical trial of EB613 for clinical or data-related reasons; the impact of COVID-19 on Entera’s business operations including enrollment in the Phase 2 clinical trial for EB613 in patients with osteoporosis and the ability to collect the necessary data from the Phase 2 trial of EB613; the potential disruption and delay of manufacturing supply chains, loss of available workforce resources, either by Entera or its collaboration and laboratory partners, due to travel restrictions, lay-offs or forced closures or repurposing of hospital facilities; impacts to research and development or clinical activities that Entera is contractually obligated to provide, such as pursuant to Entera’s agreement with Amgen; overall regulatory timelines, if the FDA or other authorities are closed for prolonged periods, choose to allocate resources to review of COVID-19 related drugs or believe that the amount of Phase 2 clinical data collected so far are insufficient to initiate a Phase 3 trial, or a meaningful deterioration of the current political, legal and regulatory situation in Israel or the United States; the availability, quality and timing of the data from the Phase 2 clinical trial of EB613 in osteoporosis patients; the ability to find a dose that demonstrates the comparability of EB613 to FORTEO in the ongoing Phase 2 clinical trial of EB613; the size and growth of the potential market for EB613 and Entera’s other product candidates including any possible expansion of the market if an orally delivered option is available in addition to an injectable formulation; Entera’s interpretation of the results of the market research studies conducted to date; the scope, progress and costs of developing Entera’s product candidates; Entera’s reliance on third parties to conduct its clinical trials; Entera’s expectations regarding licensing, business transactions and strategic collaborations; Entera’s operation as a development stage company with limited operating history; Entera’s ability to continue as a going concern absent access to sources of liquidity; Entera’s expectations regarding its expenses, revenue, cash resources; Entera’s ability to raise additional capital; Entera’s interpretation of FDA feedback and guidance and how such guidance may impact its clinical development plans; Entera’s ability to obtain and maintain regulatory approval for any of its product candidates; Entera’s ability to comply with Nasdaq’s minimum listing standards and other matters related to compliance with the requirements of being a public company in the United States; Entera’s intellectual property position and its ability to protect its intellectual property; and other factors that are described in the “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Entera’s annual and current filings which are on file with the SEC and available free of charge on the SEC’s website at http://www.sec.gov. In addition to the risks described above and in Entera’s annual report on Form 20-F and current reports on Form 6-K and other filings with the SEC, other unknown or unpredictable factors also could affect Entera’s results. There can be no assurance that the actual results or developments anticipated by Entera will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Entera. Therefore, no assurance can be given that the outcomes stated in such forward-looking statements and estimates will be achieved.

All written and verbal forward-looking statements attributable to Entera or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Entera cautions investors not to rely too heavily on the forward-looking statements Entera makes or that are made on its behalf. The information in this release is provided only as of the date of this release, and Entera undertakes no obligation, and specifically declines any obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Jonathan Lieber, CFO

Tel: +972-2-532-7151

jon@enterabio.com